UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A. A PUBLICLY-HELD COMPANY Corporate Taxpayers’ ID (CNPJ/MF) No. 02.429.144/0001-93 Corporate Registry ID (NIRE) 35.300.186.133	CPFL ENERGIAS RENOVÁVEIS S.A. A PUBLICLY-HELD COMPANY Corporate Taxpayers’ ID (CNPJ/MF) No. 08.439.659/0001-50 Corporate Registry ID (NIRE) 35.300.335.813

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”) and CPFL Energias Renováveis S.A. (“Purchaser  or “Company”), in compliance with Law no. 6.404/76 (and subsequent amendments) and the Brazilian Securities and Exchange Commission (“CVM”) Instruction no. 358/02 (and subsequent amendments), hereby communicate to the public, in addition to the Material Facts disclosed on April 07th, 2011 by CPFL Energia and on August 24th, 2011 by the Purchaser, the following:

On April 07th, 2011, CPFL Energia, through its subsidiary CPFL Comercialização Brasil S.A. (“CPFL Brasil”), signed an agreement called Agreement for the Sale and Purchase of Jantus SL (“Agreement for the Sale and Purchase”) for the acquisition of the totality of the quotas representing 100% of the voting and total capital of Jantus SL (“Jantus”). On August 24th, 2011, the incorporation of the Company was approved. On September 21st, 2011, CPFL Brasil assigned the Agreement for the Sale and Purchase to the Company. On the present date, the Company completed the acquisition set forth in the Agreement for the Sale and Purchase.

Therefore, through the acquisition of quotas completed today, the Purchaser purchased, indirectly, the totality of the capital of SIIF Energies do Brasil Ltda. and SIIF Desenvolvimento de Projeto de Energia Eólica Ltda., which comprise a total of 4 (four) wind farms in operation in the State of Ceará,  with 210 MW of installed capacity, as well as a portfolio of 412 MW of certified projects eligible to participate in the next energy auctions and 320 MW of non-certified projects (“SIIF Projects”).

The purchase price for the quotas, after the adjustments provided in the Agreement for the Sale and Purchase, comprises: (i)  the amount of R$ 823.3 million, disbursed as follows: (a) a R$ 468.9 million cash payment made by the Purchaser to the Sellers and (b) the equivalent in Euros to R$ 354.4 million as capital injection made by the Purchaser into Jantus for the payment of determined outstanding liabilities with third-parties; and (ii) the assumption of net debt amounting to R$ 675.4 million.

The Agreement for the Sale and Purchase of Energy – CT. PROINFA related to the wind farm project located in the Rio de Janeiro State, with 135 MW of potential installed capacity (“Quintanilha Machado”), signed between Centrais Elétricas Brasileiras S/A – Eletrobrás  (“Eletrobrás”) and SIIF Énergies do Brasil Ltda. (“SIIF”), was amicably rescinded with no burden to the parties involved, upon the Termination of the Agreement for the Sale and Purchase of Energy – CT. PROINFA signed on December 01st, 2011. Consequently, it was not necessary to implement the corporate reorganization in Jantus. The payment of R$ 70 million for Quintanilha Machado, as established in the Material Fact made public by CPFL Energia on April 07th, 2011, was cancelled.

In order to implement this transaction, CPFL Brasil made a capital injection which increased the combined stake of CPFL Geração de Energia S.A. and CPFL Brasil to 63.0% of the Company.

Upon the acquisition of  SIIF Projects, the Purchaser increases its portfolio to 1,417 MW of projects in operation and construction, and reaffirms its commitment to sustainable growth, environmental protection and the generation of clean and renewable energy in Brazil.

Finally, CPFL Energia will take the necessary steps to call its General Shareholders Meeting to ratify the acquisition of Jantus, in compliance with article 256 of Law no. 6,404/76, as previously announced. If the requirements set forth in paragraph 2 of article 256 of Law 6,404/76 are met, by the time of the call of said General Shareholders Meeting, the terms for the exercise of the withdrawal rights, if applicable, by the shareholders who hold shares of the Company on the date of the disclose of this material fact, which right shall be exercised, if applicable, based on the equity value of the shares of CPFL Energia, to be determined in accordance with Law no. 6,404/76 (as further amended).

São Paulo, December 19th, 2011.

______________________________________________________

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

______________________________________________________

CPFL ENERGIAS RENOVÁVEIS S.A.

MARCELO ANTÔNIO GONÇALVES SOUZA

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.